FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549


Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number:  001-31819

Gold Reserve Inc.
(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Filed with this Form 6-K are the following, which are incorporated herein by reference:

99.1  Press Release
      May 20, 2005
      Gold Reserve selects EPCM contractor for Brisas project

Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risk factors that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward looking statements. These are discussed in greater detail in Gold Reserve's filings with the U.S. Securities and Exchange Commission at www.sec.gov and the Annual Information Form and other reports filed with Canadian provincial securities commissions at www.sedar.com . Gold Reserve expressly disclaims any intention or obligation to update or revise any forward looking statement whether as a result of new information, events or otherwise.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Reserve Inc.
(Registrant)


Date: May 20, 2005			By: s/ Robert A. McGuinness
                                    Name:	Robert A. McGuinness
                                    Title: Vice President - Finance & CFO

EXHIBIT INDEX
99.1  Press Release

NR-05-05

GOLD RESERVE SELECTS EPCM CONTRACTOR FOR BRISAS PROJECT

SPOKANE, WASHINGTON May 20, 2005

Gold Reserve Inc. (TSX: GRZ - AMEX:GRZ) announced today it has selected SNC-Lavalin Engineers & Constructors, Inc. ("SLE&C") of Toronto and its affiliate, SNC-Lavalin International, Inc., to undertake the Engineering, Procurement, and Construction Management ("EPCM") for its 100% owned Brisas gold-copper project in southeastern Venezuela. Gold Reserve expects that a definitive EPCM contract will be finalized shortly. SLE&C and its affiliates are members of the SNC-Lavalin Group of Companies ("SNC-Lavalin" TSX:SNC) based in Canada.

SNC-Lavalin has significant experience in Latin America and has offices in Caracas and Puerto Ordaz. SNC-Lavalin is well known for its successful gold and copper project experience having been involved in the detailed engineering and construction of major gold and copper projects in Peru, Chile, Tanzania and elsewhere around the world.

Doug Belanger, President, stated, "We are very pleased to select SNC-Lavalin for the EPCM phase of the Brisas project. SNC-Lavalin has been involved in over 30 engagements in Venezuela and we look forward to working closely with them on the Brisas project. The first phase will entail the detailed engineering design for the project. Procurement and construction could begin thereafter following receipt of final environmental permits and the Company obtaining appropriate financing, both of which we are currently pursuing. The selection of SNC-Lavalin is another major milestone for Gold Reserve and our Brisas project and takes us one step closer to unlocking the value of Brisas by advancing the project towards production."

The Brisas operating plan from the January 2005 bankable feasibility study anticipates processing ore at 70,000 tonnes per day, yielding an average annual production of 486,000 ounces of gold and 63 million pounds of copper. Cash operating costs (net of copper by-product at US $1.00 per pound) are estimated at $154 per ounce of gold and total costs per ounce, including operating costs and initial and sustaining capital, are estimated at $263 per ounce of gold. The Brisas project has 10.1 million ounces of gold and 1.29 billion pounds of copper in proven and probable ore reserves.

Gold Reserve Inc. is a Canadian company, currently developing its Brisas gold/copper project in southeastern Venezuela.

Information regarding Gold Reserve Inc. is located at www.goldreserveinc.com

Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risk factors that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward looking statements. These are discussed in greater detail in Gold Reserve's filings with the U.S. Securities and Exchange Commission at www.sec.gov and the Annual Information Form and other reports filed with Canadian provincial securities commissions at www.sedar.com. Gold Reserve expressly disclaims any intention or obligation to update or revise any forward looking statement whether as a result of new information, events or otherwise.


FOR FURTHER INFORMATION:
Internet - www.goldreserveinc.com
A. Douglas Belanger, President
926 W. Sprague Ave., Suite 200
Spokane, WA 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634